SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.  )1

Xerox Corporation

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

984121 60 8

(CUSIP Number)

Darwin Deason

5956 Sherry Ln, Suite 800

Dallas, TX 75225

(214) 378 3600

ROBERT J. LECLERC

KING & SPALDING LLP

1185 AVENUE OF THE AMERICAS

NEW YORK, NY 10036

(212) 556-2204

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Darwin Deason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,322,341*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,322,341*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,322,341*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

* See Item 5 of the Schedule 13D.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $1 par value (the “Shares”), of Xerox Corporation, a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is P.O. Box 4505, 201 Merritt 7 Norwalk, Connecticut, 06851-1056.

Item 2.	Identity and Background.

(a)       This statement is filed by Darwin Deason.

(b)       The address of the principal office of Mr. Deason is 5956 Sherry Ln, Suite 800, Dallas, TX 75225.

(c)       The principal occupation of Mr. Deason is serving as a private investor and Chairman of Deason Capital Services, LLC.

(d)       No Reporting Person has during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Darwin Deason is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Person was received in connection with the merger agreement (the “Merger”), dated September 27, 2009, by and among the Issuer, Boulder Acquisition Corp., a wholly-owned subsidiary of the Issuer (the “Merger Sub”) and Affiliated Computer Services, Inc. (the “ACS”). Pursuant to the Merger, each outstanding share of ACS’s Class A common stock, other than certain shares, were converted into the right to receive a combination of (i) 4.935 Shares and (ii) $18.60 in cash, without interest. As a result of the Merger, each outstanding share of ACS’s Class B common stock, other than certain shares, were converted into the right to receive (i) 4.935 Shares, (ii) $18.60 in cash, without interest and (iii) a fraction of a share of a new series of convertible preferred stock to be issued by the Issuer and designated as Xerox Series A Convertible Perpetual Preferred Stock, par value $1.00 per share (“Xerox Series A Preferred Stock”) equal to (x) 300,000 divided by (y) the number of shares of Class B common stock of ACS issued and outstanding as of the effective time of the Merger.

The shares of Xerox Series B Convertible Perpetual Preferred Stock, par value $1.00 per share (“Xerox Series B Preferred Stock”) beneficially owned by the Reporting Person were received in connection with the Exchange Agreement (defined below) between the Issuer and Mr. Deason. Pursuant to the Exchange Agreement, Mr. Deason transferred to the Issuer 300,000 shares of Xerox Series A Preferred Stock (defined below), in exchange for 180,000 issued shares of Xerox Series B Preferred Stock.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares pursuant to the Merger and the shares of Xerox Series B Preferred Stock pursuant to the Exchange Agreement. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 17, 2018, the Reporting Person sent a letter to the Board of Directors the Issuer (the “CEO”), publicly demanding the need for the Issuer to immediately disclose its critical existing joint venture agreement with Fujifilm Holdings Corporation (“Fuji”) in accordance with the U.S. securities laws. Further, the letter demanded that the Board of Directors of the Issuer hire new and independent advisors in order to evaluate the Company’s strategic options with Fuji. The letter concluded by calling for further discussions once the critical joint venture agreement has been disclosed. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 254,586,109 Shares outstanding, as of September 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on 10-Q for the quarterly period ended September 30, 2017, as filed with the Securities and Exchange Commission on October 30, 2017. All holdings are reported as of the close of business on January 16, 2018.

A.	Mr. Deason

(a)	Mr. Deason beneficially owns 15,322,341 Shares, including 6,741,572 Shares issuable upon the conversion of 180,000 Xerox Series B Preferred Stock.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 15,322,341
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,322,341
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Deason has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 27, 2016, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with Mr. Deason and Conduent Incorporated (“Conduent”), pursuant to which, subject to, among other conditions, and in connection with the completion of the Issuer’s proposed separation of its Business Process Outsourcing business and its Document Technology and Document Outsourcing business into two independent, publicly-traded companies (the “Spin-Off”), Mr. Deason transferred to the Issuer 300,000 shares of Xerox Series A Preferred Stock, in exchange for 180,000 newly issued shares of Xerox Series B Preferred Stock and for 120,000 newly issued shares of Conduent Series A Convertible Perpetual Preferred Stock, par value $0.01 per share.

On October 27, 2016, Xerox, Conduent and Mr. Deason entered into a settlement agreement (the “Settlement Agreement”), which provided, among other things, for the voluntary dismissal of litigation captioned Darwin Deason v. Xerox Corporation, No. 3:16-cv-02856-L (N.D. Tex.) (the “Action”), through which Mr. Deason challenged the intended treatment of his preferred stock in the Spin-Off. In accordance with the terms of the Settlement Agreement, Mr. Deason filed a stipulation dismissing the Action on October 27, 2016.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors of the Issuer, dated January 17, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2018

By:	/s/ Darwin Deason
Darwin Deason